Exhibit 99.3

Clearlake Capital Group, L.P. 233 Wilshire Blvd., Suite 800 Santa Monica, CA 90401 T: 310.400.8800 F: 310.400.8801

March 24, 2023

via Email
Andrew Leitch, Chairman, Board of Directors at Blackbaud
Michael Gianoni, President & CEO and Board Director at Blackbaud
Anthony Boor, Executive Vice President & CFO at Blackbaud
cc Board of Directors at Blackbaud (Deneen DeFiore, George Ellis, Yogesh Gupta, Rupal Hollenbeck, D. Roger Nanney, and Sarah Nash)

Andrew, Michael, and Anthony,

We have enjoyed meeting with the Blackbaud management team and learning more about the long-term vision of the Company. We are impressed with the Blackbaud story and the Company’s market opportunity and positioning as the leading cloud software platform powering social good. Equally as important, we admire and are aligned with the Company’s vision to power an Ecosystem of Good® that builds a better world. Our interest in the Company has only grown since the time of our initial investment in March 2020, and we are now the Company’s single largest stockholder. Furthermore, we have significant respect for the Company’s Board of Directors, Michael Gianoni and Anthony Boor, and the rest of the management team, and we recognize their combination of skills, experience, and strong efforts in pursuing the opportunity ahead for Blackbaud.

Accordingly, on behalf of Clearlake Capital Group, L.P. (together with its affiliates, “Clearlake”), we are pleased to submit this non-binding proposal for Clearlake to acquire all of the outstanding shares of Blackbaud, Inc. (“Blackbaud” or the “Company”) for $71.00 per share in cash. We believe this price per share is compelling for the Company’s stockholders, as it represents an immediate and substantial premium of 57.7% to the unaffected share price of $45.01 as of the market close on October 3, 2022 (the date on which Clearlake filed its Schedule 13D). Further, this proposal represents a 22.8% premium to the share price of $57.83 as of market close on March 24, 2023, as well as a 25.9% premium to the 30-day volume- weighted average share price of $56.41 as of market close on March 24, 2023.

We fully support and encourage the Company and its Board of Directors to undertake a thorough strategic review process with the assistance of its selected advisors, which we anticipate would culminate in a sale transaction to a strategic or financial partner and would maximize stockholder value. Assuming the Company conducts a thorough evaluation of strategic alternatives, Clearlake would also be willing to support a superior proposal in a transaction that maximizes value for all of the Company’s stockholders.

Clearlake Overview

Founded in 2006, Clearlake Capital Group, L.P. is an investment firm with a sector-focused approach, which seeks to partner with experienced management teams by providing patient, long term capital to dynamic businesses that can benefit from Clearlake’s operational improvement approach, O.P.S.® Clearlake currently has over $70 billion of assets under management, and its senior investment principals have led or co-led over 400 investments. The firm is headquartered in Santa Monica, CA with affiliates in Dallas, TX, London, UK and Dublin, Ireland.

Proposal

1.	Valuation. Based on publicly available information, we are prepared to acquire all of the outstanding shares of the Company for $71.00 per share in cash.

2.
Financing. We have longstanding relationships with banks and institutional lenders and have held specific discussions with several lenders regarding this transaction. As a result of those dialogues, we are highly confident in our ability to arrange the financing for this transaction and complete the financing process on an expedited timeline.

Additionally, as mentioned earlier herein, Clearlake manages private funds with over $70 billion in assets under management and has completed numerous transactions that are similar in all respects to the one proposed herein.

3.
Due Diligence. We have a thorough understanding of the Company’s business and prospects. As such, we believe that we can complete our due diligence review expeditiously in approximately four weeks, assuming full access to our required diligence. Our confirmatory diligence review will be focused on discussions with management and completion of business due diligence as well as customary review of accounting, tax, and legal matters. We and our advisors are also prepared to meet with the Company and its advisors to answer any questions they may have regarding our proposal.

4.
Required Approvals. We are not encumbered by a lengthy approval process to execute or complete a transaction. We have discussed this proposal at the most senior levels within Clearlake and have Investment Committee approval, upon completion of satisfactory due diligence, to execute definitive documentation, subject to the receipt of all other necessary or appropriate consents and approvals from third parties.

5.
Timing. Assuming dedicated access to management and Company data, we are highly confident we can complete business due diligence and sign a definitive written agreement promptly and as fast as any other potential counterparty. Specifically, if provided full access to the Company and its advisors, we believe we can execute a transaction in approximately four weeks.

6.
Third-Party Advisors. We have retained Qatalyst Partners LP, J.P. Morgan Securities LLC, and Rothschild & Co. as our financial advisors, Sidley Austin LLP as our legal advisor, and accounting advisors to advise us on our diligence.

7.
Legal. As required by applicable law, we intend to promptly file an amendment to our Schedule 13D disclosing this proposal. This proposal is subject to satisfactory completion of due diligence, which will include, among other items, diligence of a business, financial, legal, and tax nature. This proposal is not intended to be and does not constitute a legally binding obligation of any party and shall not impose any liability upon Clearlake or the Company.

* * * *

Thank you for the opportunity to present our proposal. We look forward to working with you to complete a transaction.

Sincerely,

CLEARLAKE CAPITAL GROUP, L.P.

By:	/s/ Behdad Eghbali
Behdad Eghbali
Date:	3/24/2023